SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 1-14858
CGI Group Inc.
(Translation of Registrant’s Name Into English)
1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.
Enclosure: Press Release dated November 9, 2010
This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932, 333-112021 and 333-146175.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: November 9, 2010	By Name:	/s/ Benoit Dubé Benoit Dubé
	Title:	Executive Vice-President and Chief
Legal Officer

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom
CGI REPORTS STRONG Q4 AND FISCAL 2010 RESULTS
Fiscal 2010 Year-over-Year Highlights
•	Revenue of $3.73 billion, up 3.4% on a constant currency basis;

•	Bookings of $4.6 billion, or 124% of revenue;

•	Adjusted EBIT of $511.9 million up 11.1%;

•	Adjusted EBIT margin of 13.7%, up from 12.0%;

•	Earnings from continuing operations of $362.8 million, up 14.8%;

•	Earnings margin from continuing operations of 9.7%, up from 8.3%;

•	Diluted EPS of $1.24, up 22 cents or 21.6%;

•	Cash provided by operating activities of $552.4 million or $1.89 per diluted share;

•	Investment of $516.7 million in share buyback;

•	Return on invested capital of 16.3%.
Note: All figures are in Canadian dollars. Audited 2010 Annual Financial Statements are available on www.cgi.com/investors and filed with both SEDAR and EDGAR.
Montreal, Quebec, November 9, 2010 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) generated revenue of $3.73 billion for the fiscal year ended September 30, 2010 compared with $3.83 billion in fiscal 2009. Foreign exchange fluctuations unfavourably impacted revenue by $223.3 million or 5.8% compared with the same period last year. Excluding this impact, revenue growth was 3.4%.
Fiscal 2010 adjusted EBIT was $511.9 million, compared with $460.7 million in fiscal 2009, representing an increase of 11.1%. Adjusted EBIT margin was 13.7% compared with 12.0% in fiscal 2009.
Earnings from continuing operations in fiscal 2010 were $362.8 million compared with $315.9 million in fiscal 2009, an increase of 14.8%. The earnings margin from continuing operations was 9.7%, compared with 8.3% in fiscal 2009.
On a diluted basis, earnings per share were $1.24 in fiscal 2010 compared with $1.02 in fiscal 2009, representing an increase of 21.6%.
In fiscal 2010, CGI generated $552.4 million in cash from operations, or 14.8% of revenue, representing $1.89 per share.
During the fiscal year, the Company acquired 35.6 million shares as part of its Normal Course Issuer Bid for $516.7 million, at an average price of $14.51. In addition, the Company finished fiscal 2010 with net debt of $1.01 billion representing a net debt to capitalization of 30.6%, primarily the result of financing the Stanley acquisition which closed on August 17, 2010.
In fiscal 2010, new contract signings totaled $4.6 billion or 124% of revenue. The Company’s backlog at year-end was $13.3 billion or 3.6 times annual revenue.

CGI Reports Q4 and F2010 Results — November 9, 2010

Fiscal 2010 included expenses of $20.9 million related to the Stanley acquisition, primarily due to integrating operations, costs associated with realizing synergies from the business combination and for professional fees. This was offset by positive income tax adjustments of $38.0 million during fiscal 2010. This compares with favourable tax adjustments of $15.9 million in F2009.
Before these items, fiscal 2010 earnings from continuing operations would have been $342.0 million and diluted EPS would have been $1.17 per share representing a year-over-year improvement of 14.0% and 20.6% respectively.
“Thanks to the loyalty of our clients and the dedication of our employees, fiscal 2010 was a very successful year. By remaining focused on fundamentals, we have continued executing our profitable growth strategy driving competitive value for our clients while creating additional wealth for shareholders,” commented Michael E. Roach, President and Chief Executive Officer.
In $ 000’s except percentages and share data

All figures are from continuing operations and include
6 weeks of Stanley results	FY2010	FY2009
Revenue	3,732,117	3,825,161
Year-over-year growth	(2.4%)	3.2%
Year-over-year growth at constant currency	3.4%	(1.9%)
Adjusted EBIT	511,902	460,741
Adjusted EBIT margin	13.7%	12.0%
Earnings	362,766	315,897
Earnings margin	9.7%	8.3%
Basic EPS*	1.27	1.03
Diluted EPS*	1.24	1.02
Weighted average number of outstanding shares (diluted)	292,919,950	310,345,241
Number of outstanding shares at September 30	271,292,950	300,886,269
Net debt to capitalization ratio	30.6%	—
Return on invested capital	16.3%	14.0%
Bookings	4,643,200	4,059,096
Backlog	13,320,078	10,893,636

*	Attributable to shareholders of CGI
Q4 F2010 Results
For the fourth quarter of fiscal 2010, CGI generated revenue of $1.01 billion. This compares with $926.1 million in the fourth quarter of 2009 or an improvement of 8.7%. On a constant currency basis, this represents growth of 13.8%.
Adjusted EBIT in Q4 2010 was $139.8 million, or 13.9% of revenue compared with $126.1 million or 13.6% of revenue in the same period last year.
Earnings from continuing operations in the fourth quarter were $84.1 million, representing a margin of 8.3%. This is an improvement of $1.4 million or 1.7% compared with $82.6 million in Q4 2009.
Diluted earnings per share from continuing operations were 30 cents in the fourth quarter, compared with 27 cents in the fourth quarter of 2009, representing an increase of 11.1%.
The quarter included expenses of $16.7 million related to the Stanley acquisition. Before these one-time expenses, earnings from continuing operations would have been $94.5 million and diluted EPS would have been 34 cents per share representing a year-over-year improvement of 14.4% and 25.9% respectively. Earnings margin would have been 9.4%.

CGI Reports Q4 and F2010 Results — November 9, 2010

Cash provided by operating activities totalled $158.5 million in the fourth quarter or 15.7% of revenue representing $0.56 per share.
“We enter fiscal 2011 in an excellent position strategically, operationally and financially,” added Mr. Roach. “From an operational point of view, the integration of Stanley is essentially complete. In Q4, we have taken the operational actions necessary to realize an EPS accretion rate of 15 to 20% over the next 12 to 24 months. To date, we have achieved more than $23 million in annualized synergies representing over 85% of our targeted amount with the balance expected to be realized by the end of the fiscal year.”
As part of its Normal Course Issuer Bid, the Company acquired 8.1 million shares for $123.4 million during the fourth quarter of 2010 at an average price of $15.20 per share. This brings the cumulative total number of shares purchased under the current Normal Course Issuer Bid to approximately 18.2 million shares or 72% of the authorized limit for the current buyback program, which runs through February 2011.
In the fourth quarter, new contract signings totalled $1.1 billion, or 108% of revenue, composed primarily of new bookings in the government & healthcare as well as the financial services verticals.
In $ 000’s except percentages, share data and DSO

All figures are from continuing operations and include
6 weeks of Stanley results	Q4-2010	Q4-2009
Revenue	1,007,056	926,051
Year-over-year growth	8.7%	(0.3%)
Year-over-year growth at constant currency	13.8%	(1.4%)
Adjusted EBIT margin	13.9%	13.6%
Earnings	84,076	82,640
Earnings margin	8.3%	8.9%
Basic EPS*	0.31	0.27
Diluted EPS*	0.30	0.27
Weighted average number of outstanding shares (diluted)	281,951,998	307,221,737
DSO (Days of sales outstanding)	47	39
Bookings	1,082,620	549,807

*	Attributable to shareholders of CGI
Q4 and full-year F2010 Results Conference Call
Senior management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (866) 226-1792 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.
About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 31,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices and centers of excellence in Canada, the United States, Europe and Asia Pacific. As at September 30, 2010, CGI’s revenue was $3.7 billion and its order backlog was $13.3 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both, the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.
Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s

CGI Reports Q4 and F2010 Results — November 9, 2010

financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
514 841-3355
lorne.gorber@cgi.com